Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
September 16, 2005

Extendicare Inc. Exercises Warrant for 164,000 Shares of Omnicare

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE) today announced that Extendicare Health Services, Inc. (EHSI), Extendicare’s wholly owned U.S. subsidiary, received 164,000 shares in Omnicare, Inc. resulting from the warrant agreement received as part of the sale of its pharmacy business in 1998. EHSI executed an amendment to its warrant agreement with Omnicare, providing for a cashless exchange of shares for the warrant.

In 2004, EHSI wrote down the carrying value of the warrant to nil, because of the decline in Omnicare’s share price. For accounting purposes, the shares will be carried on the books at their fair value, with any change reported in income. Based on the current market value of Omnicare’s stock (closed at US$55.86 on Sept. 15, 2005), EHSI’s potential gain from the 164,000 shares is approximately US$9.2 million, pre-tax, or US$5.5 million on an after-tax basis. At the Extendicare Inc. reporting level, this translates to approximately Cdn$6.5 million, or 9 cents per diluted share.

At June 30, the Company had 125,000 shares of Omnicare, Inc. held directly by Extendicare Inc. with a book value of Cdn$5.5 million. In the first week of September, Extendicare Inc. sold 40,000 of these shares, realizing an after-tax gain of approximately Cdn$600,000. The remaining 85,000 shares have a current market value of Cdn$5.6 million, which is Cdn$1.8 million greater than their book value at June 30, 2005.

Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 441 nursing and assisted living facilities in North America, with capacity for over 34,600 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 37,900 people in North America.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the successful integration of Assisted Living Concepts, Inc.; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003
Visit Extendicare's website @ www.extendicare.com